SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


                         AMENDMENT NO.1

                               To

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



             Entergy Power Development Corporation
               __________________________________
               (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification filed with the Securities and Exchange Commission on June 13, 1997 that Entergy Power Development Corporation ("EPDC") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Entergy Power Development Corporation
               c/o Entergy Power Group
               4 Park Plaza
               Suite 2000
               Irvine, California 92614


     EPDC was initially organized primarily for purposes of acquiring and holding Entergy's interests "exempt wholesale generators" ("EWGs") within the meaning of Section 32 of the Act, and in connection therewith, EPDC obtained various orders from the Federal Energy Regulatory Commission confirming that EPDC qualified as an EWG. EPDC now claims an exemption from the Act as a FUCO by virtue of its direct or indirect ownership interests in the following subsidiary companies (each of which has also claimed an exemption as a FUCO):

     (1) EP Edegel, Inc., a wholly-owned subsidiary of EPDC which owns, indirectly through its subsidiaries Entergy Peru, S.A. and Generandes Peru, S.A., a 20.82% interest in Empresa de Generacion Electrica de Lima S.A. ("Edegel"). Edegel is a public utility which currently owns five hydroelectric generating stations (with an aggregate installed capacity of 547 megawatts ("MW")), one 260 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru.

     (2) Entergy Power CBA Holding Ltd., a wholly-owned subsidiary of EPDC, which currently owns directly a 7.8% interest in Central Termoelectric Buenos Aires, S.A., a company which owns and operates a 220 MW combined cycle gas turbine generator located at the Central Costanera, S.A. power plant in Buenos
Aires, Argentina.

     (3) Entergy Power Chile, Inc., a wholly-owned subsidiary of EPDC, which owns, indirectly through its subsidiaries Entergy Power Chile S.A. and Inversiones Electricas Quillota S.A., an approximate 25% economic interest in Compania Electrica San Isidro S.A. ("San Isidro"). San Isidro will own and operate a 370 MW single unit, combined-cycle elctric generating plant (the "Plant") located near Santiago, Chile, and a subsidiary of San Isidro will own and operate electric transmission lines that will interconnect the Plant with the grid.

     (4) Entergy Pakistan, Ltd., a wholly-owned subsidiary of EPDC, which (i) owns directly approximately a 5% interest in The Hub Power Company, Ltd. ("Hub Power") and (ii) may acquire indirectly through its wholly-owned subsidiary Entergy Power Liberty, Ltd. a 2% interest in Liberty Power, Ltd. ("Liberty"). Hub Power owns and operates a 1,292 MW steam elctric generating facility in Pakistan. Liberty will own and operate an electric generating facility in Pakistan which will consist initially of one 235 MW combined-cycle gas-fired plant but which may be expanded to as much as 470 MW.

     In addition to the foregoing existing ownership interests in FUCOs, EPDC is engaged in development activities with respect to potential additional investments by Entergy in foreign energy projects which would qualify as FUCOs. EPDC also may from time to time acquire and hold, on behalf of Entergy, interests in additional FUCOs. EPDC undertakes to file an amendment to this Notification in the event that it acquires any securities of another FUCO.

     No persons other than Entergy currently own a 5% or more voting interest in EPDC.


Item 2.   Domestic Associate Public-Utility Companies of
     EPDC and their Relationship to EPDC.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EPDC: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy

Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities").
None of the Domestic Utilities has made an investment in or has any contractual relationship with EPDC.


 EXHIBIT A.    State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By:   /s/ Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary



Dated:    June 17, 1997